Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2012	2011	2010		2009	2008	2007
Earnings:
Income (loss) from continuing operations before income tax expense	$45,394	$63,156	$(60,596)		$68,085	$61,348	$72,256
Equity in earnings and gains on equity transactions of investees	(5,787)	(22,554)	(43,272)		(6,546)	—	—
Fixed charges	99,343	195,024	183,433		173,458	180,553	172,060
Distributions from investees	8,358	16,617	16,119		4,975	—	—
Capitalized interest	—	—	—		—	—	(489)
Adjusted Earnings	$147,308	$252,243	$95,684		$239,972	$241,901	$243,827

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$99,343	$195,024	$183,433		$173,458	$180,553	$171,571
Capitalized interest	—	—	—		—	—	489
Total Fixed Charges	$99,343	$195,024	$183,433		$173,458	$180,553	$172,060

Ratio of Earnings to Fixed Charges	1.5x	1.3x	0.5x	(1)	1.4x	1.3x	1.4x

(1) The deficiency for this period was $87,749 and reflects a loss on asset impairment of $127,740.